Aegean Earth & Marine Corporation

71, El. Venizelou Ave. 176 71

Kallithea Athens, Greece

November 3, 2008

VIA EDGAR

United States Securities

  & Exchange Commission

100 F Street N.E.

Washington, D.C.  20549-7010

Attention:  Jennifer Hardy

Re:

Aegean Earth & Marine Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed October 2, 2008

File No. 333-150389

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Filed September 12, 2008

File No. 000-52136

Dear Ms. Hardy,

This is in reply to your letter of comment dated October 9, 2008 (the “Comment Letter”), regarding Amendment No. 3 to Aegean Earth & Marine Corporation’s (“Aegean”) Registration Statement on Form S-1 identified above.  Marked copies of Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment”) are being forwarded via overnight courier to you and to Dietrich King, Ernest Greene and Lisa Haynes of the Securities and Exchange Commission’s (the “SEC”) staff to facilitate their review of this filing.

The paragraph numbers below correspond to the numbered paragraphs in your Comment Letter and the page references are the same as set forth in your Comment Letter.  The page references in our responses refer to the page number of the unmarked Amendment.  We do not repeat your comments but will try to respond to your expressed concerns.

United States Securities

  & Exchange Commission

November 3, 2008

Amendment No. 3 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 10

Comment No. 1.  Aegean has revised the disclosure on page 10 of the prospectus to more properly reflect the two types of activities relating to the Argostoli project, construction and development and the potential impact on estimated revenues from the project if Aegean does not perform construction activities in connection with the project.   In addition, Aegean has revised the disclosure on page 15 of the prospectus to clarify that the projects that it is pursuing involve both construction and development activities and that Aegean intends to subcontract the construction portions of such projects.  Please see pages 11 and 15 of the Amendment

Aegean Earth and Marine Corporation Audited Financial Statements

Note 11 – Subsequent Events, page F-11

Comment No. 2.  Aegean has revised the disclosure under Note 11 to more fully describe the factors that management considered in determining the purchase price Aegean was willing to pay for Aegean Earth, S.A. Note 11 has also been revised to include the factors used to determine the amount of the purchase price allocated to goodwill.  Aegean carefully considered the existence of other types of intangible assets existed, including customer related intangibles, contract and technology based intangibles, permits, and other types of intangible assets, but determined that no other identifiable assets exist.  Aegean firmly believes that the positive aspects of Aegean Earth S.A. still exists and that the goodwill remains recoverable, so no impairment has been taken or is planned in the foreseeable future. .

Aegean Earth and Marine Corporation Unaudited Consolidated Condensed Financial Statements

Consolidated Condensed Financial Statements, page F-13

Comment No. 3.  The amounts presented in the current liabilities section and commitments and contingencies section as of both June 30, 2008 and December 31, 2007 have been aligned to their corresponding line items.  The misalignment occurred when the registration statement was converted to Edgar format for filing.  Please see page F-12 of the Amendment.

United States Securities

  & Exchange Commission

November 3, 2008

Note 1 – Organization, Business and Operations, page F-17

Comment No. 4.  Aegean has amended this section to discuss the pursuit of a number of acquisitions, including a construction company other than Empedos.  As the Company does not yet classify any of these potential acquisitions as probable, we have not included any additional information about the acquisitions.

Note 11 – Subsequent Events, page F-23

Comment No. 5.  Aegean has amended this section to further clarify the method of the redemption of the preference shares.  Since the redemption is at the discretion of the issuer, and the instrument does not meet any of the qualifications of Rule 5-02.28 (a), Aegean classified the shares of Non-redeemable according to Rule 5-02.29 of Regulation S-X.  Please see page F-22 of the Amendment.

Unaudited Pro Forma Financial Statements

Unaudited Pro Forma Combined Statement of Operations, page F-34

Comment No. 6.  Aegean has amended this section to remove the Statement of Operations from January 2008 to March 31, 2008 while retaining the Statement of Operations from January 1 through December 31, 2007.  Please see page F-33 of the Amendment.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Note 9 – Business Combination, Page 13

Comment No. 7.  Aegean will revise its disclosure in its next Form 10-Q, and its subsequent periodic reports, to provide the pro forma information as disclosed in this S-1.

Comment No. 8.  Aegean will revise its future filings to not include the individual’s title.

In connection with the Company’s anticipated request for acceleration of effectiveness of the above noted registration statement, the Company acknowledges the following:

United States Securities

  & Exchange Commission

November 3, 2008

(a)

Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

(b)

The action of the SEC or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Andrew Russell of Gusrae, Kaplan, Bruno & Nusbaum, at 212-269-1400 or you may contact them via e-mail at lnusbaum@gkblaw.com or arussell@gkblaw.com, respectively, if you have further comments or desire any further information.

Very truly yours,

Aegean Earth & Marine Corporation

By: /s/  Rizos Krikis

Rizos Krikis

cc (via Federal Express, w/encl.):

Dietrich King

Ernest Greene

Lisa Haynes